Offering Statement for God's Garden Treasures LLC ("God's Garden Treasures")

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

   Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

God's Garden Treasures LLC

Eligibility

2. **The following are true for God's Garden Treasures LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Karin Crawford

Karin has owned and operated God's Garden Treasures since June of 2003. In 2012, she changed the company's official status to an LLC. Karin's proudest moments over the 15 years: ~ moving the business out of my house (where it started in 2003) in 2006; ~ getting creative and surviving through 2008-2010; ~ Being selected for a very competitive 2 year business mentoring and coaching program (AAAME) in 2010 ~ Being Awarded 2nd Place in the Phoenix Art Museum's 'Arts and Flowers - Most Creative Floral Design' competition ~ inventing and beta-testing three new service offerings recently that you and the other investors are going to assist me in launching! ~ never giving up, even when it's been really tough ~ every year since 2012, I have significantly upgraded at least one aspect of our business including moving locations in 2013, implementing a more robust CRM [Infusionsoft], and building a new ecommerce website that increased our average order value significantly. My college degree is in Social Work, giving me a well-rounded approach to life and all it's interconnectivities. I have a certificate in Floral Design, and have won multiple awards over the years. I'm committed to continuing education, attending floral industry classes and conventions as well as general business, marketing and sales. A little more about my background: Growing up, my living space was the forest in West Virginia, because for eight years, we lived in a very small home, while my father built our dream home. I spent most of my time in nature and grew a love for it. The home my dad designed is very much a Frank Lloyd Wright style, flowing out of the natural landscape and inspired by the scenery around it. This influence runs deep and allows me to see a space and imagine what a stunning floral art piece would look like to complement the space, and design pieces that belong in a setting in the same way. My father, George W. Longenecker, is a landscape architect (licensed #1 Architect in West Virginia in the 60's), and he also founded the West Virginia Botanical Garden. My Grandfather, G. William Longenecker, was the first director of the Arboretum at the University of Wisconsin in Madison, famed for it's connection to the local landscape, and for the lilac gardens now named after him. (No wonder I HAVE to have lilacs in the studio in the spring!). So I come by my love to plants and flowers honestly, as well as having a legacy in our family of starting businesses. I'm still delighted with the surprise of a fragrant garden rose on my table at home. I never tire of the enjoyment, peace and delight that flowers bring! I also really love people and am wired to connect with people and with the reason behind flower gifts. Flowers are more than a commodity - they are a relational transaction - sharing joy, bringing comfort, igniting love and passion. And beyond the flowers themselves, there is a whole Floral Experience we seek to bring to our 'tribe.' From our proprietary questions when people order flowers, to distinctive and artistic design, and from the enjoyment of unique varieties of flowers and botanicals, to the delight in home or office of really long-lasting flowers, and beyond, our goal is to give a Floral Experience that engages the senses and builds relationships.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Karin Crawford

Securities:	1,000,000
Class:	Common Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

God's Garden Treasures, LLC, is a florist - with a big difference. We are a Floral concierge, operating at the intersection of Art, Heart and Nature. We are a luxury floral service who delivers unique artistic design. We are committed to giving an extra level of care, so you can create a deeper connection with your most treasured relationships. Sending luxury flowers shows you go above and beyond for business relationships to flourish and loved ones to feel more valued. Our goal is to increase our annual revenue from $300K to $500k within 12 months or less, and strengthen our foundation to grow further, to $1 million per year within the next 2-3 years. We've been in business since 2003, growing each year through the end of 2012, including during 2008 and 2009. In 2012, we incorporated into an LLC filing as an S Corp. Since 2012, we've been paying off debt and building infrastructure without outside investment. We are now poised to launch two new client services that will revolutionize our business, as well as potential to revolutionize the industry. We're currently beta testing both service offerings and are getting overwhelmingly positive responses. One of the service offerings is converting at least 25-30% of our clients from one order per year (the greatest % of our clients in the past) to 3-5 orders per year, and adding 2-5 orders per year to additional existing clients. And with greater foundational support of technology and marketing/sales support, we can realistically see this grow to 50-60% of these clients. The second service offering includes a membership model for higher end personal and corporate clients, enabling us to build and sustain regular revenue throughout the year. This service offering could become the basis of our business as a membership model, differentiating us even further from the other florists in the valley. We also have plants to launch a new division of the company related to weddings. In order to accomplish this, we have a two-pronged approach as we raise working capital so that we can:

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in God's Garden Treasures LLC speculative or risky:**
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete the full launch of our 'Floral Concierge Membership' product/service offering. The Company will require future capital in order to continue to develop and grow our 'Floral Concierge Membership' product/service offering with all the activities necessary to bring it fully to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities. The Company's strength lies in the people on the team – if key employees would leave, significant re-building would have to happen, which would take time and slow down the implementation of our re-development projects. Or if key employees or the Company's members should develop significant health challenges or, heaven forbid, pass away, these would also cause a slow down in the process or an inability in the company to move forward, and puts members interest at risk. The Company is faced with all of the risks associated with a company in an early stage of re-development. We've been in business 15 years, and have been plateaued for the last 5 years, attempting to pay off debt AND grow at the same time, all while having turnover driven in part by the low wages in this industry. The Company is in a stage of re-development and there is no guarantee how quickly it will reach a stage of full profitability.
    2. Flowers are a perishable product. The inherent risks are, for example, purchasing product that

is shipped in good condition and arrives in poor condition. There are also possibilities of making inaccurate projections based on year-over-year sales regarding ordering flowers for peak holiday times that can effect profitability.

3. In addition, the Company's business is subject to numerous risks associated with a luxury product such as flowers – if the economy goes into recession again, the flower business is deeply effected. Additional risks include, among other things, competition from well-established and well-capitalized companies who may want to poach, steal or replicate our service model.

4. Because we have in-person delivery as our delivery model, there are inherent risks and potential liabilities in the case of an accident, should the situation escalate beyond our business liability insurance (which is set at $1 million in coverage per incident).

5. The floral industry is changing. The walk-in purchase of flowers has shifted to convenience points of grocery stores and membership stores, and so the local florist model is primarily one of customer service and artistic designs as distinctions, both of which we do well. And yet, the shift in purchasing flowers as a commodity puts pressure on pricing models that are more value-based, like God's Garden Treasures LLC.

6. People are shopping online more and expect to receive exactly what is pictured. With hundreds of varieties of flowers in dozens of colors and stem lengths, and many different design styles, and adding on the different containers or vessels as additional variants, the number of options is in the millions. There is additional cost to curating collections, shopping the flower markets for the best pricing, and then there are also weather-dependent variations on availability. We have seen some initial testing that giving people more verbal options in the descriptions on the website may actually be a detriment. And also, there is a large cost to adding new products online, from taking quality photos, to curating and editing photos, creating catchy names, to writing the descriptions and experimenting with market pricing, and then uploading it all on the website, placement on the collection page, and which collection(s) to include it. Also customers expect seasonal adjustments and for the website to feel current.

7. God's Garden Treasures LLC is one of 7 florists in Tempe, Az. Making Google rankings competitive and a challenge. We have clients all over the city, acquired through the owner's networking and acquisition of previous flower shop's phone numbers and websites. While in the past it was easier to rank for wider geographic areas, Google's algorithms seem to be making that more and more difficult. Also, with the dhift away from google+ to Google My Business, rankings have shifted yet again. And the push inside Facebook to the 'pay to play' business model for Facebook pages also puts pressure on marketing efforts. There is no guarantee that successful online marketing strategies will remain effective, and there continues to be a need for experimentation in marketing and sales.

8. Our current design studio is not conducive to walk-in traffic and doesn't give visibility. God's Garden Treasures LLC may need to find one or more micro-retail locations or establish locations in other parts of the city to really thrive, needing more investment.

9. Your securities are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

10. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

The Offering

God's Garden Treasures LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $100,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Our main focus is overall revenue growth, including launching our two service offerings plus a new division of the company, discussed in the company description. We believe there is enough interest in both the service offerings and the new division that we now want to put together a full launch and this is expected to fuel our growth.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$100,000
Less: Offering Expenses	$490	$4,900
Net Proceeds	$9,510	$95,100
New Division Initial expenses	$1,000	$10,000
Working Capital	$1,510	$6,100
Repayment of Debt	$3,000	$30,000
2 Product Launches, technology development	$2,000	$12,000
New Delivery Van	$0	$10,000
Marketing	$2,000	$12,000
Additional Staffing	$0	$15,000
Total Use of Net Proceeds	$9,510	$95,100

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and God's Garden Treasures LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	1,100,000	1,000,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted to any investor, a perpetual waiver from the provisions that limit and restrict the ability of a member to transfer units, in Article III. D. of the Company's Operating Agreement, for all units issued by the Company in this offering (the "Units"). The Company acknowledges that such perpetual waiver enables the Units to trade freely following their sale by us to individual investors on the NetCapital trading platform or otherwise, subject to the regulations of the Securities Act of 1933, as amended.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    Our Operating Agreement can be amended by the holders of the Member Units. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    Multiple of cash flows adjusted for projected growth.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    • The issuance of additional membership interest units will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced because of dilution, and the market price of our membership units, if there is a market price, could decline as a result of the additional issuance of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer membership interest units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. • A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • The Company frequently engages in transactions with its 100% owner, including member distributions for tax payments, loan proceeds and loan payments. There is a risk that a related party receivable will not be paid, be reclassified as a distribution, or that if a related party loan is sought, that even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to a minority shareholder.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	BBVA Compass Bank
Amount Outstanding:	$9,374
Interest Rate:	0.0%
Maturity Date:	March 1, 2019
Other Material Terms:	

Credit Card with 0% interest through February, 2019. Will
be paying off prior to this. $200 minimum monthly
payment.

Creditor(s):	Chase Loan from 2009
Amount Outstanding:	$23,686
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

Paying $50 per month - this is a closed account that we've
been paying off since 2010 downturn. Almost there!

Creditor(s):	American Express
Amount Outstanding:	$1,181
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

Paying $30 per month - this is a closed account that we've
been paying off since 2010 downturn. Almost there!

Creditor(s):	Harriet Moser
Amount Outstanding:	$2,980
Interest Rate:	8.0%
Maturity Date:	
Other Material Terms:	Simple Interest, paying $200 per month.

Creditor(s):	Shopify
Amount Outstanding:	$1,133
Interest Rate:	13.0%
Maturity Date:	
Other Material Terms:	

This is a merchant cash advance, paying 14.9% out of our
website sales until it's paid off, and at 14% interest.

Creditor(s):	Alliance Bank LOC
Amount Outstanding:	$17,100
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

Creditor(s):	National Bank of AZ LOC
Amount Outstanding:	$24,295
Interest Rate:	0.0%
Maturity Date:	

Other Material Terms:

Creditor(s):	Loan from Founder
Amount Outstanding:	$9,000
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

Creditor(s):	Capital One
Amount Outstanding:	$1,197
Interest Rate:	16.0%
Maturity Date:	
Other Material Terms:	

Creditor(s):	Alliance CC
Amount Outstanding:	$400
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

Creditor(s):	National Bank of AZ Auto Loan
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	
Other Material Terms:	

25. **What other exempt offerings has God's Garden Treasures LLC conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Karin Crawford	CEO	loan to company	$9,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    In the past two years, God's Garden Treasures' LLC has hovered at $300K in revenue, and has been within $15K of this, up or down, since 2012. We have a solid base of returning clients, both personal/social and corporate clients, and we are looking to grow this. We expect a steep rate of growth with additional investment as we launch two new service offerings and also as we have the resources to invest more heavily in marketing and sales activities. God's Garden Treasures LLC in the past has been at or near the break even point some years. And not quite breaking even in other years, with the years of negative cash flow being in part due to the challenges in the economy in 2008-2010 and following, and the debt we were/are paying off. During these years, we were also investing in infrastructure, such as moving the company to a new location in 2012, setting up Infusionsoft as our CRM/marketing tool. Also during this time, the owner had some health issues, and additional expense of employee turnover. The positive years have been due to never-give-up marketing efforts, team member efforts in managing Cost of Goods Sold and payroll, and for some months in a couple of years, the owner stepping back into the primary role as floral designer. Also, two years ago, a decision was made to shift a significant percentage of our marketing and sales efforts to a relatively untapped corporate floral account market. The development of these accounts has taken longer to attain traction than originally expected, and we are finally starting to see this area bring in significant revenue. In order to invest in that market, we pulled back on our marketing in the weddings market, and took the weddings that came in as a result of previous marketing efforts. As we move forward, here are dynamics from these prior years that are going to change the financial picture:

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    ## Taxes

Total Income	Taxable Income	Taxes Paid
$303,233	$25,510	$0

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer,**

general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from

association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

God's Garden Treasures LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video transcript: "At God's Garden Treasures we provide all the convenience of an online ordering website with all the personal touch and custom design of a local boutique florist. When you walk into our design studio we want you to be inspired. We want to support you in creating that emotional experience that you desire for your recipient. We look forward to working with you and creating an amazing floral experience for your next occasion. Call us, or visit us online to see some of our award-winning designs."

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.godsgardentreasures.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.